UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: May 31, 2021 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-20574

THE CHEESECAKE FACTORY INCORPORATED

(Exact name of registrant as specified in its charter)

26901 Malibu Hills Road, Calabasas, CA 91301 (818) 871-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

(1) The Preferred Stock Purchase Rights (the “Rights”) expired on August 4, 2018 in accordance with the terms of the Rights Agreement between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation as Rights Agent (succeeded as Rights Agent by Computershare Trust Company, N.A.), dated as of August 4, 1998 and amended as of November 4, 2003 and August 1, 2008. The Cheesecake Factory Incorporated initially filed Form 8-A to register the Rights on August 18, 1998 and filed Form 8-A/A Post-Effective Amendments Nos. 1 and 2 thereto on November 13, 2003 and August 1, 2008, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934 The Cheesecake Factory Incorporated (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 6, 2018	By:	/s/Scarlett May
Name: Scarlett May
Title: Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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